ASML Reports Transactions Under Its Current Share Buyback Program

VELDHOVEN, the Netherlands – ASML Holding N.V. (ASML) reports the following transactions, conducted under ASML's current share buyback program.

Date	Total repurchased shares	Weighted average price	Total repurchased value
17-Jul-17	-		-
18-Jul-17	-		-
19-Jul-17	-		-
20-Jul-17	24,000	131.33	3,151,960.61
21-Jul-17	38,000	131.39	4,992,726.75

ASML’s current share buyback program was announced on 20 January 2016, and details are available on our website at https://www.asml.com/investors/share-buyback/en/s25436
This regular update of the transactions conducted under the buyback program is to be made public under the Market Abuse Regulation (Nr. 596/2014).